Scott C. Herlihy	555 Eleventh Street, N.W., Suite 1000
Direct Dial: (202) 637-2277	Washington, D.C. 20004-1304
scott.herlihy@lw.com	Tel: +202.637.2200 Fax: +202.637.2201
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Attention: Jennifer Gowetski

Re:	Host Hotels & Resorts, Inc.

Definitive 14A

Filed April 10, 2007

File Number: 001-14625

Dear Ms. Gowetski

On behalf of Host Hotels & Resorts, Inc. (the “Registrant”), we are submitting this letter in response to the Staff’s comments concerning the Definitive 14A referenced above as set forth in its letter dated August 21, 2007 (the “Comment Letter”). As a follow-up to our telephone conversation on September 21, 2007, this letter confirms the Registrant’s intention to file its response to the Comment Letter by October 19, 2007.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277.

Very truly yours,

/s/ Scott C. Herlihy Scott C. Herlihy of LATHAM & WATKINS LLP

cc:	Elizabeth A. Abdoo, Esq.